May 14, 2010

Via EDGAR & Federal Express

Damon Colbert

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: The Gap, Inc. (the "Company") File No. 001-07562

Form 10-K for the Fiscal Year Ended January 30, 2010

Dear Mr. Colbert:

This letter confirms our conversation today in which you granted us an extension, until June 8, 2010, for the Company's response to the Securities and Exchange Commission's comment letter, dated May 11, 2010. We requested this extension primarily because both the Company's Annual Meeting of Shareholders and first quarter earnings announcement are scheduled for the week of May 17, 2010, and we want to be able to devote sufficient time to our response.

Please contact me at (415) 427-2929 if you have any questions.

Sincerely,

/s/ David Jedrzejek

David Jedrzejek

Senior Corporate Counsel

cc: John Reynolds

Pamela Howell